SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
       Under Section 13 and 15(d) of the Securities Exchange Act of 1934


Commission File Number: 0-25536


                      FIRST ASHLAND FINANCIAL CORPORATION
            (Exact name of registrant as specified in its charter)


                 1640 Carter Avenue, Ashland, Kentucky 411011
                                 (606)324-5138
    (Address, including zip code, and telephone number, including area code of registrant's principal executive office)


                    Common Stock, par value $.01 per share
           (Title of each class of securities covered by this Form)

                                Not applicable
         (Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

      Rule 12g-4(a)(1)(i)      [X]           Rule 12h-3(b)(1)(ii)     [ ]
      Rule 12g-4(a)(1)(ii)     [ ]           Rule 12h-3(b)(2)(i)      [ ]
      Rule 12g-4(a)(2)(i)      [ ]           Rule 12h-3(b)(2)(ii)     [ ]
      Rule 12g-4(a)(2)(ii)     [ ]           Rule 15d-6               [ ]
      Rule 12h-3(b)(1)(i)      [ ]


     Approximate number of holders of record as of the certification or notice date: None.

     On October 4, 1996, at 11:59 P.M., First Ashland Financial Corporation merged with and into Camco Financial Corporation (Commission File Number 0-25196), and all outstanding shares of common stock of First Ashland
Financial Corporation became $9.00 in cash and .067492 shares of Camco Financial Corporation, which shares were registered on a Form S-4 Registration Statement declared effective on August 5, 1996.

     Pursuant to the requirements of the Securities and Exchange Act of 1934, First Ashland Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:   November 14, 1996            BY:  Larry A. Caldwell
                                          ____________________________________
                                          Larry A. Caldwell
                                          President
                                          Camco Financial Corporation,
                                          successor to First Ashland
                                          Financial Corporation